UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

PUTNAM MASTER INTERMEDIATE INCOME TRUST
(Name Of Subject Company (Issuer))
_______________

PUTNAM MASTER INTERMEDIATE INCOME TRUST
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

746909100
(CUSIP Number of Class of Securities)
_______________

Charles E. Porter
Executive Vice President
Putnam Master Intermediate Income Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee

Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

FOR IMMEDIATE RELEASE

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin
Putnam Investments
617-760-8515

PUTNAM TO PAY MARCH DIVIDEND IN CASH

TO SHAREHOLDERS OF PUTNAM MASTER INTERMEDIATE INCOME TRUST

Suspension of dividend reinvestment plan for the month of March

BOSTON, Massachusetts (February 20, 2008) – Putnam Investments announced that it will suspend the dividend reinvestment plan of Putnam Master Intermediate Income Trust (NYSE: PIM) in March 2008 in connection with the previously announced tender offer. Instead, the March 2008 regular monthly dividend will be paid in cash to all shareholders of Putnam Master Intermediate Income Trust. Putnam expects to resume the dividend reinvestment plan for subsequent regular monthly dividends.

On November 16, 2007, Putnam Investments and the Board of Trustees of the Putnam Funds announced that the Trustees had authorized Putnam Master Intermediate Income Trust to conduct a tender offer for 15% of the fund’s outstanding shares, with a purchase price set at 99% of the per-share net asset value (NAV) calculated as of the expiration date of the offer. As previously disclosed, the fund expects to commence the tender offer in the first quarter of 2008.

About Putnam Investments

Founded in 1937, Putnam Investments is one of the world’s oldest and largest money management firms. As of December 31, 2007, Putnam managed $186 billion in assets, of which $112 billion is for mutual fund investors and $74 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of any fund. The fund has not commenced any self-tender offer described in this press release. Upon commencement of the tender offer, the fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of the fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.

February 2008

Dear Investment Colleague:

As you may know, on November 16, 2007, the Trustees of the Putnam Funds authorized Putnam Master Intermediate Income Trust (PIM) to conduct a tender offer in the first quarter of 2008. PIM will be offering to purchase up to 15% of its outstanding shares at a price equal to 99% of the fund’s per-share net asset value (NAV) as of the expiration date of the offer. The Trustees authorized the tender offer to serve the interests of fund shareholders upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity. The fund will commence the tender offer in the coming weeks.

As a result of the tender offer, PIM’s Dividend Reinvestment Plan (DRP) will be suspended for the regular monthly dividend distributions to be declared in March, and these dividends will instead be paid in cash to all shareholders. Your clients who hold shares of the fund and take advantage of this program will receive the enclosed letter notifying them of the temporary suspension of the DRP. We expect that the DRP will resume in April and for subsequent regular monthly dividends.

If you have any questions about the Dividend Reinvestment Plan, please call Putnam Dealer Marketing Services at 1-800-354-4000. Thank you for your continued support of Putnam Investments.

Sincerely,

Steve Krichmar

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of any fund. The fund has not commenced any self-tender offer described in this letter. Upon commencement of the tender offer, the fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of the fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.

249627 2/08

February 2008

Dear Shareholder:

As you may know, in November 2007, the Trustees of the Putnam Funds authorized Putnam Master Intermediate Income Trust (PIM) to conduct a tender offer in the first quarter of 2008. Your fund will be offering to purchase up to 15% of its outstanding shares at a price equal to 99% of the fund’s per-share net asset value (NAV) as of the expiration date of the offer. The Trustees authorized the tender offer to serve shareholder interests upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity. The fund will commence the tender offer in the coming weeks.

As a consequence of the tender offer, the fund’s Dividend Reinvestment Plan (DRP) will be suspended for the regular monthly dividend distributions to be declared in March, and the dividend will instead be paid in cash to all shareholders. We expect that the DRP will resume in April and for subsequent regular monthly dividends.

If you have any questions about the Dividend Reinvestment Plan, please contact your financial representative or call Putnam at 1-800-225-1581.

Sincerely,

Steve Krichmar

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of any fund. The fund has not commenced any self-tender offer described in this letter. Upon commencement of the tender offer, the fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of the fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.

249626 2/08